Indofood
THE SYMBOL OF QUALITY FOODS

Press Release

Indofood to acquire sizeable plantation area

Jakarta, Indonesia - August 16, 2006 – PT Indofood Sukses Makmur Tbk (JSX : INDF), today announced that its subsidiary PT Salim Ivomas Pratama has entered into a conditional sale and purchase agreement with Rascal Holdings Limited to acquire 60% holding in PT Mentari Subur Abadi (MSA), PT Swadaya Bhakti Negaramas (SBN) and PT Mega Citra Perdana (MCP), holder of approximately 85,500 hectares of plantation land in South Sumatera, East Kalimantan and Central Kalimantan, valued at Rp125 billion. The proposed acquisition will be funded with internal cash.

The Board of Directors said : "In line with Indofood's long term strategy to expand its oil palm plantation to strengthen its Edible Oils and Fats Strategic Business Group, the proposed acquisition will enable the Company to enhance its competitive advantage in the industry and increase its revenue growth".

Under the terms of the agreement the completion is subject to certain conditions, including the approval of minority shareholders of Indofood, as the proposed acquisition is affiliated with the Company's majority shareholder and constitutes a connected party transaction. The completion of the conditional sales and purchase agreement is expected to be finalized no later than 31 December, 2006.

PT INDOFOOD SUKSES MAKMUR Tbk
THE BOARD OF DIRECTORS